Eaton Vance Management

Two International Place

Boston, MA  02110

(617)482-8260

www.eatonvance.com

June 19, 2014

VIA EDGAR

Office of Filings, Information & Consumer Services

Attn: Valerie J. Lithotomos

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Combined comment response letter for Class R6 shares for the following funds:

1)

Eaton Vance Large-Cap Value Fund, a series of Eaton Vance Special Investment Trust (File Nos. 002-27962; 811-01545) (“Special Investment Trust”);

2)

Eaton Vance Atlanta Capital SMID-Cap Fund, a series of Eaton Vance Growth Trust (File Nos. 002-22019; 811-01241) (“Growth Trust”);

3)

Eaton Vance Income Fund of Boston, a series of Eaton Vance Series Trust II (File Nos. 002-42722; 811-02258) (“Series Trust II”); and

4)

Parametric Emerging Markets Fund, a series of Eaton Vance Mutual Funds Trust (File Nos. 002-90946; 811-04015) (“Mutual Funds Trust”) (collectively, the “Registrants”)

Dear Ms. Lithotomos:

This letter is written in response to your comment received via telephone on June 11, 2014, with respect to Post-Effective Amendment No. 140 to Special Investment Trust (Accession No. 0000940394-14-000711); Post-Effective Amendment No. 162 to Growth Trust (Accession No. 0000940394-14-000709); Post-Effective Amendment No.92 to Series Trust II (Accession No. 0000940394-14-000713); and Post-Effective Amendment No. 224 to Mutual Funds Trust’s (Accession No. 0000940394-14-000708) registration statements filed with the Securities and Exchange Commission on May 1, 2014 under Rule 485(a) of the Securities Act of 1933, as amended.  The comment and response thereto are as follows:

Comment:  Confirm that there is a statement in the Registrants’ prospectuses that the performance presented in the performance tables is based on past performance and that future performance may be lower.

Response:  In each Registrant’s prospectus in the first paragraph under the “Performance” section, it is stated that “Past performance (both before and after taxes) is no guarantee of future results.  Updated Fund performance information can be obtained by visiting www.eatonvance.com.”

085_0026.doc

Securities and Exchange Commission

June 19, 2014

Tandy Representation:

The Registrants are responsible for the adequacy and accuracy of the disclosure in each respective filing.  Further, the Registrants recognize that the Staff’s comment, or change to disclosure in response to the Staff’s comment, does not foreclose the Commission from taking any action with respect to the filings.  Lastly, the Registrants acknowledge that they may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws.

Please contact the undersigned at (617) 672-8507 if you have any questions or comments concerning this letter.

Very truly yours,

/s/ David D. Barr

David D. Barr

Vice President and Counsel